Exhibit 99.2

FOR RELEASE AT 9:00 AM ET ON JANUARY 6, 2025

Teoxane SA Announces Superior Proposal to Acquire
Revance Therapeutics for $3.60 per Share in Cash

Compelling Cash Proposal Provides 16% Premium Over Revance’s Amended and Restated Agreement with Crown Laboratories

GENEVA, January 6, 2025 – Teoxane SA today announced that on January 6, 2025, it submitted a proposal to the Board of Directors of Revance Therapeutics, Inc. (Nasdaq: RVNC) to acquire Revance for $3.60 per share in cash. Teoxane beneficially owns 6.2% of the outstanding shares of common stock of Revance.

Teoxane’s proposal provides a 16% premium over the $3.10 per share price in Revance’s amended and restated merger agreement with Crown Laboratories, Inc. (“Crown”), as announced on December 9, 2024. Teoxane believes its proposal is a superior alternative to the amended and restated transaction with Crown.

Teoxane has organized the resources to work as expeditiously as possible toward a transaction with Revance and is prepared to transact promptly. Teoxane has performed due diligence with publicly available information and would have only limited and specific confirmatory due diligence requirements. Teoxane already possesses deep knowledge of Revance’s operations and capabilities via its existing commercial relationship: Teoxane’s products represent a material portion of Revance’s current and prospective revenues under the companies’ existing Distribution Agreement.

Closing the transaction would be subject to any applicable regulatory approvals, but Teoxane does not anticipate any significant regulatory risks or delays, and notes that Teoxane’s U.S. sales are already conducted effectively entirely through Revance’s platform, and that there are no other known geographical or portfolio overlaps today.

Teoxane has substantial cash on hand, is highly profitable, and together with its financial advisor is already in discussions with financing sources that are familiar with Teoxane and the sector in order to secure committed financing for the transaction in a timely manner, in parallel with the completion of due diligence. Teoxane will obtain fully underwritten, binding commitment letters prior to signing a definitive agreement, which will not contain a financing contingency.

Jefferies LLC is acting as financial advisor to Teoxane, and Davis Polk & Wardwell LLP in the USA and Walder Wyss SA in Switzerland are serving as legal counsel.

A copy of the letter to the Revance Board of Directors has been filed as part of Teoxane’s Schedule 13D/A and is available at www.SEC.gov.

About Teoxane SA

Teoxane, based in Geneva, Switzerland, is an independent and privately-held leader in the global medical aesthetics sector. Our dermal fillers, manufactured with our signature RHA technology, are sold in over 90 countries, and we have over 600 employees around the world. We are among the sector leaders in innovation, with 15 formulations supported by over 180 patent titles in hyaluronic acid (HA). We are consistently growing faster than market benchmarks in HA fillers, with our product portfolio reaching the #2 position in the EU, #1 in the Middle East and (with Revance’s partnership) #3 in the U.S. In addition, Teoxane markets a range of dermo-cosmetic products that will be launched in the U.S. in 2025. For more information go to www.TEOXANE.com.

Contacts

Jim Golden / Ed Hammond / Jack Kelleher

Collected Strategies

Teoxane-CS@collectedstrategies.com